

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

April 28, 2009

Via U.S. Mail and Facsimile

Mr. David N. Naylor
President and Chief Executive Officer
Northern Explorations Ltd.
8655 East Via De Ventura, Suite G200
Scottsdale, AZ 85258

> **Re:     Northern Explorations Ltd.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed November 3, 2008**
> **Amendment No. 4 to Form 10-KSB for the Fiscal Year Ended March 31, 2008**
> **Filed March 11, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed August 27, 2008**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **Form 10-Q for the Quarter Ended December 31, 2008**
> **Filed February 10, 2009**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed April 16, 2009**
> **File No. 333-125068**

Dear Mr. Naylor:

        We have reviewed your amended filing and your response letter dated March 11, 2009, and we have the following comments.  Where indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

General

1.      Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.  Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure.  Further, please provide updated disclosure with each amendment.  This will minimize the need for us to repeat similar comments.

Schedule 14C Filed November 3, 2008

2.      Please provide current and updated information.  For example, to the extent your directors, executive officers or control persons have changed subsequent to the initial drafting of the preliminary proxy statement, please provide revised disclosure that reflects the changes.

Form 10-KSB for the fiscal year ended March 31, 2008

Financial Disclosure Controls and Procedures, page 32

3.      We note your response to our prior comment 1 and your statement in the response letter filed March 11, 2009 that "the Company has not had an appropriate audit committee since its inception."  Please revise your Form 10-KSB to accurately indicate when the material weakness in your internal control over financial reporting first began.

4.      We note your statement that "management is in the process of creating a new audit committee to remediate such material weakness[,]" and that "[you] intend to hire a consulting firm to assess, review and conduct appropriate operational testing effectiveness of our internal control over financial reporting."  Please identify the material costs that will be associated the specific steps the company will take or has taken to remediate the material weakness.

5.      We note that management identified the material weakness in connection with the preparation of the company's financial statements for the year ended March 31, 2008.  In your Forms 10-Q, including your financial statements for the quarters ended June 30, 2008, September 30, 2008, and December 31, 2008, disclose whether, in light of what they know now regarding to the existence of a material weakness, the officers continue to believe that the company's disclosure controls and procedures were effective as of the end of the periods covered by those reports.

6.	We note your response to our prior comment 2 and reissue the comment. Please amend your Form 10-KSB to include disclosure in Item 9 of your Form 10-KSB stating that you do not have an audit committee or an audit committee financial expert.

Closing Comments

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Douglas Brown at (202) 551-3265 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:	Diane Dalmy
	(303) 988-6954